02038479

P.E 6-3-02

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

Northern Rock plc
(Translation of Registrant's name into English)

Northern Rock House
Gosforth
Newcastle upon Tyne
England
NE3 4PL
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover form 20-F or Form 40-F

Form 20-F ...√...   Form 40-F .....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ......   No ...√...

st:gsf

INDEX

Document No.	Document
1.	Notification of Acquisition of Shares by Northern Rock Quest Company Limited

st:gsf

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorised.

Northern Rock plc
(Registrant)

Date: 13 May 2002   By: _____

Name: C Jobe

Title: Company Secretary

7638V

NORTHERN ROCK PLC
NOTIFICATION OF ACQUISITION OF SHARES
BY NORTHERN ROCK QUEST COMPANY LIMITED

The Trustees of the Northern Rock Qualifying Employee Share Ownership Trust, Northern Rock Quest Company Limited ("QUEST") hereby give notice that the Executive Directors of Northern Rock plc namely:

A J Applegarth
D F Baker
R F Bennett

have a potential interest in the QUEST and that on 9 May 2002 the Trustees of QUEST acquired the following ordinary shares in the Company:

No of Shares	Price per Share	Percentage of Issued Share Capital
2995	£7.1698	0.0007

Subsequent to the acquisition, the above shares were transferred to participants in the Northern Rock Sharesave Scheme, reducing the QUEST's holding and the Executive Directors' interest in the QUEST shareholding to nil.



NORTHERN ROCK PLC

EMPLOYEE SHARE OPTION SCHEME

Northern Rock plc (the Company) announces that on 10 May 2002 Carey Langlois Trust Company Limited as Trustees of the Northern Rock Employee Trust (a discretionary trust of which all employees of the Northern Rock Group are potential beneficiaries) transferred 31,250 Ordinary 25p Shares (Shares) in the Company at £7.08 per Share to individuals who had exercised share options granted to them under the Company's Employee Share Option Scheme (an Inland Revenue Approved Share Option Scheme under which options were granted to substantially all employees in June 1998). The Executive Directors are deemed for Companies Act purposes to be interested in all Shares held by the Northern Rock Employee Trust.

Following these transactions, the Northern Rock Employee Trust holds a total of 2,745,720 Shares representing 0.65% of the Company's issued share capital.